Letter to Shareholders



Cyclical development and euro/dollar ratio affect sales

EBITDA and EBIT nevertheless on a satisfactory level

Expansion of capacities progressing on schedule

LENZING

Letter to Shareholders





Dear Shareholder,

The Lenzing Group can look back on an altogether satisfactory course of business during the first semester 2003. This development is all the more positive, as the overall economic conditions have continued to clearly deteriorate during the period under review, which has had repercussions mainly on the development of the Group's sales. While the first quarter of 2003 still took a positive course, there was a noticeable decline in demand as of the beginning of the second quarter. The drop in the US dollar exchange rate, together with only little economic growth in Europe, meant that our group of companies has recently had to face considerable challenges. By taking measures to secure the foreign-exchange risk, as well as by increasing the fiber production quantities, combined with a tight cost management, it was possible to balance these negative factors to some extent.

The Lenzing Group

During the first semester 2003, the sales of the Lenzing Group dropped by about three per cent to EUR 301.4 mill. This was mainly due to the largely lower trading revenues that Lenzing AG recorded, but also to the lower proceeds obtained by most of the business sectors. It was possible to maintain the Group's EBITDA nearly at the same level as that of the first semester 2002, as it amounted to EUR 57.9 mill., after EUR 60.2 mill. the year before.

Income from operations (EBIT), which amounted to EUR 36.1 mill. (after EUR 39.5 mill. during the first semester 2002), reached once again a good value. On account of an improved financial result, the net income before taxes and minority interest (EBT) went up by 14.6%, from EUR 35.0 mill. to the current value of EUR 40.1 mill. It was possible to improve the first-semester earnings per share*) from EUR 6.64 to EUR 7.89.

*) from continuing operations

However, there is no perspective of any improvement in the currently unsatisfactory price level. A thorough improvement of the current market situation would only be realistic, if cyclical trends were to show a clear improvement.

Outlook for the Lenzing Group

The second semester 2003 will be difficult for the fiber industry. As the cyclical trend continues to be slack, the demand in the fiber industry continues to fall short of expectations, which already had repercussions in the first part of the third quarter. In the coming months, one will therefore have to expect a difficult market situation. The weak dollar continues to favor imports from Asia to Europe, our core market. One might anticipate a cyclical recovery, and subsequently a relaxation of the market situation, in the course of the fourth quarter.

The Lenzing Group will once again hold its own in the second semester, thanks to its position as a technology leader in the cellulose fiber area and the strong position on international markets. The economic environment continues to be difficult for the business sectors Paper and Plastics, while Lenzing Technik expects to obtain a good second semester. SPV, the Indonesian associate, expects a slacker second semester. One cannot expect any improvements in the income situation of LFC, the US minority interest.

Altogether, the Lenzing Group expects that fiscal 2003 will bring a decrease in the business result, as compared to the record level achieved in the year 2002, since overall conditions continue to be unfavorable.

Lenzing, August 2003 The Board of Management

EBIT in EUR mill.


50
40
30
20
10
0
8.6%
1-6/2002
1-6/2003

Net income in EUR mill.


30
20
10
0
21.2%
1-6/2002
1-6/2003

mix. The export business, in particular, took a very favorable course.

Lenzing Fibers Corporation (LFC)

As at 30 June 2003, the previous full consolidation of LFC was changed to consolidation at equity, on account of further economic and organizational unbundling measures.

LFC, the US minority interest, continued to suffer from the very slack demand in the USA and the strong import pressure from suppliers in Asia. The result was not satisfactory during the period under review.

The Sectors Engineering and Systems Construction, Plastics and Paper

Lenzing Technik: A positive development

More demand and a high readiness to invest, shown by the target markets of Lenzing Technik, ultimately resulted in a clear increase in the level of orders and made it possible to achieve a good development of the result during the first semester. In addition, the major investments at the Lenzing site contributed decisively to the development of sales.

Appliance construction and robots were developed as additional groups of the automation division. The product groups viscose and separation technologies achieved marked increases in sales. The pulp technology sector received orders for technology and engineering services for several European pulp expansion projects. The business division marking systems also recorded a growing demand. Lenzing Instruments, in turn, succeeded in launching a newly developed spool inspection system.

Lenzing Plastics: A difficult environment

The US dollar, which was markedly weaker in comparison to the same period of the previous year, as well as the slack cyclical situation did not allow Lenzing Plastics to continue the swift growth of the past years. Sales for the first semester were at the level of the previous year, although there were clear shifts in the product portfolio and the regional sales markets. It was possible to obtain major sales increases with regard to composite materials for the building and insulating industries, whereas the high-quality Lenzing Profilen® fibers and yarns had to accept declines in sales and income.

Lenzing Paper: Decline in demand

After a satisfactory first quarter, the second quarter was characterized by difficult market conditions. Lenzing Paper succeeded nevertheless to work all lines to full capacity and to obtain a moderate result.

Although investments were tripled during the first semester of 2003, from previously EUR 14.6 mill. to presently EUR 46.1 mill., the Lenzing Group continues to show a solid balance-sheet structure. As compared to 31 December 2002, equity rose by 4,5% to EUR 368.0 mill., or 51.8% per cent of the balance-sheet total. This demonstrates that it was possible to finance the big investments almost entirely from our own funds during the period under review, in the course of expanding the fiber-manufacturing sites at Lenzing and Heiligenkreuz. This is, in turn, a positive sign for the self-financing potential of Lenzing AG. We succeeded in keeping liabilities to the greatest possible extent at the low level of the previous year.

At mid-year 2003, the Lenzing Group had a staff of 3,022.*)

The Fibers Sector

Arrival of the expected deterioration of the business environment

The expected deterioration of the market environment for the business sector fibers actually occurred during the second quarter. The worldwide cyclical weakness led to a marked pressure on prices, and throughout the world demand declined in terms of quantities. This affected both, the textile segment and the nonwovens. Towards the end of the semester, the stock of yarns also grew, both in Europe and Asia. The prices for competitive fibers stagnated on a low level or were slightly falling. The weak dollar exchange rate led to a shift in competitive relations. Products from regions with currencies linked to the US dollar became more competitive, as a result of which the import pressure from Asia was noticed more strongly in Europe. The opposite phenomenon was that export products from the euro zone to dollar countries became more expensive.

Lenzing AG and Lenzing Lyocell

The fiber business of Lenzing AG held its ground, given the overall conditions during the first semester 2003, in spite of the persisting price pressure. The manufacturing facilities at Lenzing worked to full capacity, with a good product mix, during the first semester 2003. Work on expanding the capacity to 200,000 tons per year of viscose fibers is proceeding on schedule. At Lenzing Lyocell/Heiligenkreuz it was also possible to achieve the full utilization of capacities, thanks to intensive marketing efforts in recent months. Our efforts to open up new market segments for Lenzing Lyocell fibers continue to produce good results. The expansion of the site to a capacity of about 40,000 tons is proceeding according to plan.

South Pacific Viscose (SPV)

South Pacific Viscose (SPV), our Indonesian associate, obtained a good result for the first semester. However, SPV also suffered from the strong pressure on prices. SPV succeeded in partly offsetting this trend by increasing its production and improving its product

*) excluding LUSAC-Group

Income Statement

US GAAP on a Group Basis	4-6 2003 EUR mill.	4-6 2002 EUR mill.	1-6 2003 EUR mill.	1-6 2002 EUR mill.
Sales	**150.7**	**160.2**	**301.4**	**311.0**
Cost of goods sold	-106.8	-115.2	-215.4	-223.1
Gross profit	**43.9**	**45.0**	**86.0**	**87.9**
Operating expenses	-29.1	-24.5	-51.0	-48.8
Other income	0.6	0.0	1.1	0.4
Gains and losses on the sale of property, plant and equipment	0.0	0.0	0.0	0.0
Income from operations	**15.4**	**20.5**	**36.1**	**39.5**
Financial result	**3.4**	**-4.4**	**4.0**	**-4.5**
Net income before taxes and minority interest	**18.8**	**16.1**	**40.1**	**35.0**
Income taxes	-4.6	-4.7	-11.0	-10.6
Net income from continuing operations	**14.2**	**11.4**	**29.1**	**24.4**
Discontinued operations	**-1.0**	**0.5**	**-1.1**	**-1.3**
Net income before minority interest	**13.2**	**11.9**	**28.0**	**23.1**
Minority interest	0.0	0.0	0.0	0.0
Net income	**13.2**	**11.9**	**28.0**	**23.1**
Total other comprehensive income/loss	6.5	0.3	6.2	-0.1
Comprehensive income	**19.7**	**12.2**	**34.2**	**23.0**
	EUR	*EUR*	*EUR*	*EUR*
Earnings per share from continuing operations				
basic	3.84	3.12	7.89	6.64
Earnings per share total				
basic	3.57	3.26	7.60	6.28

Balance Sheet Comparison

US GAAP on a Group Basis	30/06/2003 EUR mill.	in %	30/06/2002 EUR mill.	in %
ASSETS				
Current assets	245.2	35	245.3	36
Investments and loans	42.7	6	48.1	7
Property, plant and equipment	405.6	57	376.4	55
Other non-current assets	16.7	2	10.9	2
TOTAL ASSETS	**710.2**	**100**	**680.7**	**100**
LIABILITIES AND EQUITY				
Current liabilities	132.8	19	131.1	19
Net liabilities of discontinued division	-	-	1.1	0
Non-current liabilities	209.3	29	212.7	31
Minority interest	0.1	0	0.1	0
Stockholders' equity	368.0	52	335.7	50
TOTAL LIABILITIES AND EQUITY	**710.2**	**100**	**680.7**	**100**

	2003	*2002*
Investments into intangible fixed assets and property, plant and equipment in EUR mill. between Jan. 1 and June 30*)	46.1	14.6
Staff on June 30	3,022 *)	3,282

*) excluding LUSAC-Group